CUSIP NO. 815680101                                      Page 1 of 44 Pages



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                            Seer Technologies, Inc.
                                (Name of Issuer)



                          Common Stock, $.01 par value
                         (Title of Class of Securities)



                                   815680101
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                  Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention:  Laura VanBuren               New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 9, 1996
                          (Date of Event Which Requires
                            Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d- 1(b)(3) or (4), check the following box [ ].

CUSIP NO. 815680101                                      Page 2 of 44 Pages

1)   Name of Reporting Person                 Welsh, Carson, Anderson
     S.S. or I.R.S. Identification            & Stowe VI, L.P.
     No. of Above Person

2)   Check the Appropriate Box                           (a) [X]
         if a Member of a Group                          (b) [ ]

3)   SEC Use Only

4)       Source of Funds                                 WC

5)       Check if Disclosure of
         Legal Proceedings Is                            Not Applicable
         Required Pursuant to
         Items 2(d) or 2(e)

6)       Citizenship or Place
         of Organization                                 Delaware

Number of                           7)  Sole Voting      9,948,695 shares of
Shares Beneficially                     Power            Common Stock
Owned by Each                                            (including shares
Reporting Person:                                        issuable upon
                                                         conversion of
                                                         convertible pre-
                                                         ferred stock)
                                    8)   Shared Voting
                                         Power           -0-

                                    9)   Sole Disposi-   9,948,695 shares of
                                         tive Power      Common Stock
                                                         (including shares
                                                         issuable upon
                                                         conversion of
                                                         convertible pre-
                                                         ferred stock)
                                    10)  Shared Dis-
                                         positive Power  -0-

CUSIP NO. 815680101                                      Page 3 of 44 Pages


11)  Aggregate Amount Beneficially                       9,948,695 shares of
     Owned by Each Reporting Person                      Common Stock
                                                         (including shares
                                                         issuable upon
                                                         conversion of
                                                         convertible pre-
                                                         ferred stock
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                      63.8%
     Amount in Row (11)

14)  Type of Reporting
     Person                                              PN

CUSIP NO. 815680101                                      Page 4 of 44 Pages

1)   Name of Reporting Person                 WCAS Information
     S.S. or I.R.S. Identification            Partners, L.P.
     No. of Above Person

2)   Check the Appropriate Box                           (a) [X]
     if a Member of a Group                              (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                     WC

5)   Check if Disclosure of
     Legal Proceedings Is                                Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                     Delaware

Number of                           7)  Sole Voting      117,984 shares of
Shares Beneficially                     Power            Common Stock
Owned by Each                                            (including shares
Reporting Person:                                        issuable upon
                                                         conversion of
                                                         convertible pre-
                                                         ferred stock)
                                    8)  Shared Voting
                                        Power            -0-

                                    9)  Sole Disposi-    117,984 shares of
                                        tive Power       Common Stock
                                                         (including shares
                                                         issuable upon
                                                         conversion of
                                                         convertible pre-
                                                         ferred stock)
                                    10) Shared Dis-
                                        positive Power   -0-

CUSIP NO. 815680101                                      Page 5 of 44 Pages


11)  Aggregate Amount Beneficially                       117,984 shares of
     Owned by Each Reporting Person                      Common Stock
                                                         (including shares
                                                         issuable upon
                                                         conversion of
                                                         convertible pre-
                                                         ferred stock
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                      3.7%
     Amount in Row (11)

14)  Type of Reporting
     Person                                              PN

CUSIP NO. 815680101                                      Page 6 of 44 Pages

1)   Name of Reporting Person                 WCAS Capital
     S.S. or I.R.S. Identification            Partners II, L.P.
     No. of Above Person

2)   Check the Appropriate Box                           (a) [X]
     if a Member of a Group                              (b) [ ]

3)   SEC Use Only

4)   Source of Funds                                     Not Applicable

5)   Check if Disclosure of
     Legal Proceedings Is                                Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)

6)   Citizenship or Place
     of Organization                                     Delaware

Number of                           7)  Sole Voting      446,189 shares of
Shares Beneficially                     Power            Common Stock
Owned by Each
Reporting Person:
                                    8)  Shared Voting
                                        Power            -0-

                                    9)  Sole Disposi-    446,189 shares of
                                        tive Power       Common Stock

                                    10)  Shared Dis-
                                         positive Power  -0-

11)  Aggregate Amount Beneficially                       446,189 shares of
     Owned by Each Reporting Person                      Common Stock

12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares

13)  Percent of Class
     Represented by                                      1.0%
     Amount in Row (11)

14)  Type of Reporting
     Person                                              PN

CUSIP NO. 815680101                                      Page 7 of 44 Pages


                                  Schedule 13D

Item 1.   Security and Issuer.

          This statement relates to the Common Stock, $.01 par value
(the "Common Stock"), of Seer Technologies, Inc., a Delaware corporation ("Seer" or the "Issuer"). The principal executive offices of the Issuer are located at 8000 Regency Parkway, Cary, North Carolina 27511.

Item 2.   Identity and Background.

          (a) ______ Pursuant to Rule 13d-1(f)(1)-(2) of Regulation
13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby file this statement on
Schedule 13D on behalf of Welsh, Carson, Anderson & Stowe VI, L.P., a Delaware limited partnership ("WCAS VI"), WCAS Capital Partners II, L.P., a Delaware limited partnership ("WCAS CP II") and WCAS Information Partners, L.P., a Delaware limited partnership ("WCAS IP"). WCAS VI, WCAS CP II and WCAS IP are sometimes hereinafter referred to as the "Reporting Persons". The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Agreement among the Reporting Persons to file as a group (the "Group Agreement") is attached hereto as Exhibit A.

          WCAS VI

          (b)-(c) WCAS VI is a Delaware limited partnership. The principal business of WCAS VI is that of a private investment partnership. The sole general partner of WCAS VI is WCAS VI Partners, L.P., a Delaware limited partnership ("VI Partners"). The principal business of VI Partners is that of acting as the general partner of WCAS VI. The principal business and principal office address of WCAS VI, VI Partners and the general partners of VI Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of VI Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS CP II

          (b)-(c) WCAS CP II is a Delaware limited partnership. The principal business of WCAS CP II is that of a private investment partnership. The sole general partner of WCAS CP II is WCAS CP II Partners, a New Jersey general partnership ("CP II Partners"). The principal business of CP II Partners

CUSIP NO. 815680101                                      Page 8 of 44 Pages

     is that of acting as the general partner of WCAS CP II. The principal business and principal office address of WCAS CP II, CP II Partners and the general partners of CP II Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of CP II Partners are citizens of the United States, and their respective principal occupations are set forth below.

          WCAS IP

          (b)-(c) WCAS IP is a Delaware limited partnership. The principal business of WCAS IP is that of a private investment partnership. The sole general partner of WCAS IP is WCAS INFO Partners, a Delaware general partnership ("INFO Partners"). The principal business of INFO Partners is that of acting as the general partner of WCAS IP. The principal business and principal office address of WCAS IP, INFO Partners and the general partners of INFO Partners is 320 Park Avenue, Suite 2500, New York, New York 10022. The general partners of INFO Partners are citizens of the United States, and their respective principal occupations are set forth below.

General Partners                    Occupation

Patrick J. Welsh           General Partner, VI Partners and CP II
                           Partners

Russell L. Carson          General Partner, VI Partners and CP II
                           Partners

Bruce K. Anderson          General partner, VI Partners, CP II
                           Partners and INFO Partners

Richard H. Stowe           General Partner, VI Partners and CP II
                           Partners

Thomas E. McInerney        General Partner, VI Partners, CP II
                           Partners and INFO Partners

Charles G. Moore, III      General Partner, CP II Partners

Andrew M. Paul             General Partner, VI Partners and CP II
                           Partners

Laura VanBuren             General Partner, VI Partners and CP II
                           Partners

Robert A. Minicucci        General Partner, VI Partners and CP II
                           Partners

CUSIP NO. 815680101                                      Page 9 of 44 Pages

Anthony J. deNicola        General Partner, VI Partners and CP II
                           Partners

Paul B. Queally            General Partner, VI Partners

          (d)  ______ None of the entities or persons identified in this
Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds and Other Consideration.

          On August 8, 1996, in recognition of the additional financial risk assumed by WCAS VI in its capacity as a stockholder of the Issuer by giving certain guaranties with respect to certain loans made to the Issuer, 75,000 shares of Common Stock were issued by the Issuer to WCAS VI.

          On August 9, 1996, WCAS VI and WCAS IP purchased 1,978,643 shares and 23,643 shares, respectively, of Series A Convertible Preferred Stock from the Issuer pursuant to a Preferred Stock Purchase Agreement dated as of August 9, 1996, among the Issuer, WCAS VI and the several other purchasers named in Schedule I thereto (the "Series A Purchase Agreement"). The Series A Purchase Agreement is attached hereto as Exhibit B, and any description thereof is qualified in its entirety by reference thereto. The purchase price per share was $5.969, and each share of Series A Convertible Preferred Stock is convertible into Common Stock on a one-for-one basis. The source of funds for such purchase was the working capital, or funds available for investment, of WCAS VI and WCAS IP.

          On April 27, 1998, WCAS VI and WCAS IP purchased 1,664,920 shares and 19,895 shares, respectively, of Series B Convertible Preferred Stock from the Issuer pursuant to a Preferred Stock Purchase Agreement dated as of August 9, 1996, among the Issuer, WCAS VI and the several other purchasers named in Schedule I thereto (the "Series B Purchase Agreement"). The Series B Purchase Agreement is attached hereto as Exhibit C, and any description thereof is

CUSIP NO. 815680101                                      Page 10 of 44 Pages

qualified in its entirety by reference thereto. The purchase price per share was $2.8375, and each share of Series B Convertible Preferred Stock is convertible into Common Stock on a one-for-one basis. The source of funds for such purchase was the working capital, or funds available for investment, of WCAS VI and WCAS IP.

Item 4.   Purpose of Transaction.

          Other than as described in Item 3 above, the Reporting Persons have acquired securities of the Issuer for investment purposes.

Item 5.   Interest in Securities of the Issuer.

          The following information is based on a total of 11,950,633 shares of Common Stock outstanding as of June 16, 1998, as reported in the Issuer's report on Form 10-Q/A for the quarter ended March 31, 1998, as filed on June 17, 1998, and gives effect to the conversion of all shares of Series A Convertible Preferred Stock and Series B Convertible Preferred Stock held by the persons named below:

          (a)

          WCAS VI and VI Partners

          WCAS VI owns 9,948,695 shares of Common Stock, or approximately 63.8% of the Common Stock outstanding. VI Partners, as the general partner of WCAS VI, may be deemed to beneficially own the securities owned by WCAS VI.

          WCAS CP II and CP II Partners

          WCAS CP II owns 446,189 shares of Common Stock, or approximately 3.7% of the Common Stock outstanding. CP II Partners, as the general partner of WCAS CP II, may be deemed to beneficially own the securities owned by WCAS CP II.

          WCAS IP and INFO Partners

          WCAS IP owns 117,984 shares of Common Stock, or approximately 1.0% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

CUSIP NO. 815680101                                      Page 11 of 44 Pages


          General Partners of VI Partners, CP II Partners and
          INFO Partners

          (i) ______ Patrick J. Welsh owns directly 59,014 shares of Common Stock and indirectly, in three trusts for the benefit of his minor children, 25,278 shares of Common Stock, or, in the aggregate, approximately 0.7% of the Common Stock outstanding.

         (ii) Russell L. Carson owns 84,271 shares of Common Stock, or approximately 0.7% of the Common Stock outstanding.

        (iii) Bruce K. Anderson owns 89,271 shares of Common Stock, or approximately 0.8% of the Common Stock outstanding.

         (iv) Richard H. Stowe owns 33,703 shares of Common Stock (including shares held by DE Charter Trust Co. as Trustee FBO the IRA/Rollover of Richard H. Stowe), or approximately 0.3% of the Common Stock outstanding.

          (v)  Andrew  M.  Paul  owns  23,223   shares  of  Common   Stock,   or
     approximately 0.2% of the Common Stock outstanding.

         (vi) Thomas E. McInerney owns 17,854 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

        (vii) Laura VanBuren owns 3,369 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

         (ix) Robert A. Minicucci owns 42,135 shares of Common Stock, or approximately 0.4% of the Common Stock outstanding.

          (x) Anthony J. deNicola owns 5,052 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (b) The general partners of each of VI Partners, CP II
Partners and INFO Partners may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the securities of the Issuer owned by WCAS VI, WCAS CP II and WCAS IP, respectively. Each of the general partners of VI Partners, CP II Partners and INFO Partners disclaims beneficial ownership of all securities other than the shares he or she owns directly or by virtue of his or her indirect pro rata interest, as a partner of VI Partners, CP II

CUSIP NO. 815680101                                      Page 12 of 44 Pages

Partners and/or INFO Partners, as the case may be, in the shares owned by WCAS VI, WCAS CP II and/or WCAS IP.

          (c) Except as described in this statement, none of the entities or persons named in Item 2 has effected any transaction in the Issuer's securities in the past 60 days.

          (d) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the shares owned by WCAS VI, WCAS CP II or WCAS IP.

          (e) Not Applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

          Pursuant to the terms of the Series A Purchase Agreement and the Series B Purchase Agreement, the Issuer has granted certain rights to registration under the Securities Act of 1933, as amended, to the Reporting Persons with respect to the Common Stock owned by the Reporting Persons, including the shares of Common Stock issuable upon conversion of the Series A Convertible Preferred Stock and Series B Convertible Preferred Stock.

Item 7.   Material to Be Filed as Exhibits.

          Exhibit A - Group Agreement (Appears at Page 14)

          Exhibit B - Series A Purchase Agreement (Appears at
Page 15)

          Exhibit C - Series B Purchase Agreement (Appears at
Page 30)

CUSIP NO. 815680101                                      Page 13 of 44 Pages


                                    Signature



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 1998


                           WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                           By:  WCAS VI Partners, L.P., General Partner


                           By:  /s/ Laura Van Buren
                                 General Partner


                           WCAS INFORMATION PARTNERS, L.P.
                           By:  WCAS INFO Partners, General Partner


                           By: /s/ Laura VanBuren
                                Attorney-in-Fact


                           WCAS CAPITAL PARTNERS II, L.P.
                           By:  WCAS CP II Partners, General Partner


                           By: /s/ Laura VanBuren
                                General Partner

CUSIP No. 051629103                                      Page 14 of 44 Pages


                                                                       EXHIBIT A

                                    AGREEMENT
                                       OF
                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.,
                         WCAS INFORMATION PARTNERS, L.P.
                                       AND
                         WCAS CAPITAL PARTNERS II, L.P.


                            Pursuant to Rule 13d-1(f)


          The undersigned hereby agree that the Statement on Schedule
13D to which this Agreement is annexed as Exhibit A is filed on behalf of each of them in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


Dated: July 15, 1998


                                    WELSH, CARSON, ANDERSON & STOWE VI, L.P.
                                    By:  WCAS VI Partners, L.P., General Partner


                                    By:  /s/ Laura Van Buren
                                    General Partner


                                    WCAS INFORMATION PARTNERS, L.P.
                                    By:  WCAS INFO Partners, General Partner


                                    By: /s/ Laura VanBuren
                                            Attorney-in-Fact


                                    WCAS CAPITAL PARTNERS II, L.P.
                                    By:  WCAS CP II Partners, General Partner


                                    By: /s/ Laura VanBuren
                                            General Partner

CUSIP No. 051629103                                      Page 15 of 44 Pages

                                                                       EXHIBIT B

          PREFERRED STOCK PURCHASE AGREEMENT, dated as of August 9, 1996, among SEER TECHNOLOGIES, INC., a Delaware corporation (the "Company"), WELSH, CARSON, ANDERSON & STOWE VI, L.P., a Delaware limited partnership ("WCAS VI"), and the several other purchasers named in Schedule I hereto (such other purchasers together with WCAS VI being herein referred to individually as a "Purchaser" and collectively as the "Purchasers").

          WHEREAS, after giving effect to the filing of a Certificate of Designation of the Company in the form annexed hereto as Exhibit A (the "Certificate of Designation"), the Company shall designate shares of Series A Convertible Preferred Stock ("Series A Preferred Stock") from the Company's authorized 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock");

          WHEREAS, the Company wishes to issue and sell to the Purchasers shares of Series A Preferred Stock for the aggregate purchase price of $12,500,000 (the "Purchase Price"); and

          WHEREAS, the Purchasers wish to purchase said shares of Series A Preferred Stock, all on the terms and subject to the conditions hereinafter set forth;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereby agree as follows:


                                       I.

                           PURCHASE AND SALE OF SHARES

          SECTION 1.01 Issuance, Sale and Delivery of the Shares. (a) On the Closing Date (as defined below), the Company shall issue and sell to each Purchaser, and each Purchaser shall purchase from the Company, the number of authorized but unissued shares of Series A Preferred Stock, rounded to the nearest whole share (said aggregate shares being purchased by the Purchasers being herein collectively called the "Shares"), obtained by dividing the amount set forth opposite the name of such Purchaser in Schedule I hereto under the heading "Purchase Price", by the Average Share Price (as defined below), and the Company shall issue and deliver to each Purchaser stock certificates in definitive form, registered in the name of such Purchaser, representing the Shares being purchased by such Purchaser hereunder.

          (b) The price per Share to be paid by each Purchaser on the Closing Date (the "Average Share Price") shall be determined by taking the average of the last reported sales price per share of Common Stock, par value $.01 per share ("Common Stock"), of the Company quoted by the National Association of Securities Dealers Automated Quotation System for the twenty (20) consecutive trading days beginning on July 11, 1996.

CUSIP No. 051629103                                      Page 16 of 44 Pages


          (c) As payment in full for the Shares being purchased by each Purchaser hereunder, and against delivery of the stock certificates therefor as aforesaid, on the Closing Date each Purchaser shall wire transfer to the account of the Company in immediately available funds the sum set forth opposite the name of such Purchaser in Schedule I hereto under the heading "Purchase Price".

          SECTION 1.02 Closing Date. The closing of the sale and purchase of the Shares shall take place at the offices of Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, New York, at 10 a.m., New York time, on the date that is the next business day after the determination of the Average Share Price, or at such other date and time as may be mutually agreed upon between WCAS VI and the Company (such date and time of closing being herein called the "Closing Date").


                                       II.

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Purchasers as follows:

          SECTION 2.01 Organization, Qualifications and Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is duly licensed or qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership of its properties makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on the operations or financial condition of the Company. The Company has the corporate power and authority to own and hold its properties and to carry on its business as currently conducted, to execute, deliver and perform this Agreement and to issue, sell and deliver the Shares.

          SECTION 2.02 Authorization of Agreements, Etc. (a) The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Certificate of Incorporation or By-laws of the Company, or any provision of any indenture, agreement or other instrument by which the Company or any of its subsidiaries or any of their respective properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company or any of its subsidiaries.

          (b) The Shares have been duly authorized and designated, and when issued in accordance with the terms of this Agreement, will be validly issued,

No. 051629103                                            Page 17 of 44 Pages

fully paid and nonassessable shares of Series A Preferred Stock. The issuance, sale and delivery of the Shares are not subject to any preemptive rights of stockholders of the Company or to any right of first refusal or other similar right in favor of any person.

          SECTION 2.03 Validity. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

          SECTION 2.04 Authorized Capital Stock. On the date hereof, the authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. After giving effect to the filing of the Certificate of Designation, a number of shares of Preferred Stock equal to 12,500,000 divided by the Average Share Price shall have been designated Series A Preferred Stock. As of the date hereof, immediately prior to giving effect to the purchase and sale of the Shares as contemplated hereby, 11,481,992 shares of Common Stock and no shares of Preferred Stock are validly issued and outstanding, fully paid and nonassessable.

          (b) Except for the transactions contemplated herein or as set forth in the Company's Form 10-K for the 1995 fiscal year or the Company's Form 10-Q for the first quarter ended December 31, 1995 or the second quarter ended March 31, 1996, referred to in Section 2.06 hereof, (i) no subscription, warrant, option, convertible security or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of the Company is authorized or outstanding, (ii) there is not any commitment of the Company to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock any evidences of indebtedness or assets, and
(iii) the Company has no obligation (contingent or other) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

          SECTION 2.05 Financial Statements. The Company has heretofore furnished to the Purchasers: (i) the audited consolidated balance sheet of the Company and its subsidiaries as of September 30, 1995, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended, certified by Coopers & Lybrand L.L.P., independent certified public accountants, and (ii) the unaudited consolidated balance sheets of the Company and its subsidiaries as of December 31, 1995 and March 31, 1996, and the related unaudited consolidated statements of operations, changes in stockholders' equity and cash flows for the respective three and six month periods then ended, certified by the principal financial officer of the Company. All such financial statements (including any related schedules and/or notes, if any) are complete and correct in all material respects and have been prepared in accordance with generally accepted accounting principles consistently applied. Each such balance sheet fairly and accurately presents the financial position of the Company and its subsidiaries as of its date, and each of said statements of operations, changes in stockholders' equity and cash flows fairly and accurately presents the results of operations of the Company and its subsidiaries for the period covered thereby, subject, in the case of unaudited financial statements, to normal year-end adjustments which are not, in the aggregate, material. Since March 31, 1996, except as disclosed in the Company's earnings

CUSIP No. 051629103                                      Page 18 of 44 Pages

release for the third quarter ended June 30, 1996, neither the business, operations, property nor financial condition of the Company and its subsidiaries, taken as a whole, have been materially adversely effected by any occurrence or development known to the Company, whether or not insured against.

          SECTION 2.06 Disclosure. Neither the Company's Annual Report on Form 10-K for the year ended September 30, 1995 nor its Quarterly Report on Form 10-Q for the first quarter ended December 31, 1995 or the second quarter ended March 31, 1996, contain any untrue statement of material fact, or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Neither this Agreement nor any of the schedules, attachments, written statements, documents, certificates or other items delivered by the Company to the Purchasers pursuant to this Agreement contain any untrue statement of material fact, or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The Company has furnished the Purchasers with an accurate and complete copy of its annual report on Form 10-K for the 1995 fiscal year and of all other reports or documents required to be filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (the "Exchange Act"), since the filing of the most recent annual report to its stockholders. The Company has made all filings with the Securities and Exchange Commission (the "Commission") that it has been legally required to make. Except as disclosed in Schedule 2.06 attached hereto, the Company has not received any request from the Commission to file any amendment or supplement to any of the reports described in this Section 2.06.

          SECTION 2.07 Actions Pending. Except as set forth in the Company's Form 10-K for the 1995 fiscal year or the Company's Form 10-Q for the first quarter ended December 31, 1995 or the second quarter ended March 31, 1996, referred to in Section 2.06 hereof, there is no action, suit, proceeding or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries or any of their respective properties or rights before any court or by or before any governmental body or arbitration board or tribunal, the outcome of which might result in any material adverse effect on the business, prospects, operations, property or financial condition of the Company or any of its subsidiaries, taken as a whole. To the knowledge of the Company, there does not exist any basis for any such action, suit, investigation or proceeding.


                                      III.

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

          Each Purchaser represents and warrants to the Company that it is acquiring the Shares being purchased by it hereunder for its own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof. Each Purchaser further represents that it understands that (i) the Shares have not been registered under the Securities Act of 1933,

CUSIP No. 051629103                                      Page 19 of 44 Pages

as amended (the "Securities Act"), by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, (ii) the Shares must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration, (iii) the Shares will bear a legend to such effect and (iv) the Company will make a notation on its transfer books to such effect. Each Purchaser further understands that the exemption from registration afforded by Rule 144 under the Securities Act depends on the satisfaction of various conditions and that, if applicable, Rule 144 affords the basis of sales of the Shares (or of the shares of Common Stock issuable upon conversion thereof) in limited amounts under certain conditions. Each Purchaser acknowledges that it has had a full opportunity to request from the Company to review and has received all information deemed relevant in making a decision to enter into this Agreement and consummate the transactions contemplated hereby.

                                       IV.

                          CONDITIONS TO THE OBLIGATIONS
                        OF THE PURCHASERS AND THE COMPANY

          SECTION 4.01 Conditions to the Obligations of the Purchasers.
The obligation of each Purchaser to purchase and pay for the Shares being purchased by it hereunder on the Closing Date is, at its option, subject to the satisfaction, on or before such date, of the following conditions:


         (a) Representations and Warranties to be True and Correct. The representations and warranties contained in Article II hereof shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date, and the Company shall have certified to such effect to the Purchasers in writing.

                  (b)  Performance.  The Company shall have
         performed and complied with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the Closing Date, and the Company shall have certified to such effect to the Purchasers in writing.

                  (c) Credit Line Agreement. The $12,500,000 Credit
         Agreement (the "Credit Agreement") between the Company and NationsBank, N.A., a national banking association ("NationsBank"), shall have been executed and delivered by the Company and NationsBank and shall be in full force and effect.

                  (d) Guaranty Agreement. The Agreement (the "Guaranty Agreement") between the Company and WCAS VI, pursuant to which (i) WCAS VI shall agree to execute a guaranty in connection with the Credit Agreement in order to protect and enhance its existing substantial

CUSIP No. 051629103                                      Page 20 of 44 Pages

          equity investment in the Company and to induce NationsBank to enter into the Credit Agreement, and (ii) the Company shall agree to issue to WCAS VI in recognition for the additional financial risk assumed by WCAS VI in executing such guaranty (and not as compensation or a payment for any services or otherwise in connection with the pursuit of a trade or business) 75,000 shares (the "Guaranty Shares") of Common Stock, shall have been executed and delivered by the Company and shall be in full force and effect.

                  (e) Guaranty Shares. The Guaranty Shares shall have been issued and delivered to WCAS VI pursuant to the Guaranty Agreement.

                  (f) Certificate of Designation. The Certificate of Designation shall have been adopted by the Company by all necessary action of the Board of Directors, and shall have been duly filed with the Secretary of State of Delaware and become legally effective.

                  (g) All Proceedings to be Satisfactory. All corporate and other proceedings to be taken by the Company in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in form and substance to the Purchasers and the Purchasers shall have received all such counterpart originals or certified or other copies of such documents as they may reasonably request, including, without limitation, certified copies of the resolutions of the Board of Directors of the Company approving and authorizing the execution, delivery and performance of this Agreement and the issue, sale and delivery of the Shares.

                  All such documents shall be satisfactory in form and substance to the Purchasers.

          SECTION 4.02 Conditions to the Obligations of the Company. The obligation of the Company to sell the Shares on the Closing Date is, at its option, subject to the satisfaction, on or before the Closing Date, of the following conditions:

                 (a) Credit Line Agreement. The Credit Agreement shall have been executed and delivered by NationsBank and shall be in full force and effect.

                  (b) Guaranty Agreement. The Guaranty Agreement shall have been executed and delivered by WCAS VI and shall be in full force and effect.

                  (c) Guaranty. The Guaranty made by WCAS VI in favor of NationsBank in connection with the Credit Agreement shall have been executed and delivered by WCAS VI and shall be in full force and effect.

                  (d) Certificate of Designation. The Certificate of Designation shall have been adopted

CUSIP No. 051629103                                      Page 21 of 44 Pages

         by the Company by all necessary action of the Board of Directors, and shall have been duly filed with the Secretary of State of Delaware and become legally effective.


                                       V.

                            COVENANTS OF THE COMPANY

          SECTION 5.01 Certain Registration Rights. The Company hereby affirms and agrees that the registration rights granted to the Purchasers and certain other stockholders of the Company as set forth in Section 12 of the Preferred Stock Purchase Agreement dated as of March 7, 1990, among, the Company and International Business Machines, CS First Boston Securities Corporation and the other parties named therein, as amended by, among other things, the Securities Purchase Agreement dated as of September 30, 1994, among the Company, WCAS Capital Partners II, L.P and the several securityholders named in Annexes I and II thereto (said Section 12, as amended, herein referred to as the "Registration Rights Agreement"), shall be deemed to continue in full force and effect, provided, however, that the term "Registration Shares" shall be modified to include (i) any shares of Common Stock issuable upon conversion of the shares of Series A Preferred Stock issued to the Purchasers pursuant to this Agreement,
(ii) any shares of Common Stock issued to WCAS VI pursuant to the Guaranty Agreement, and (iii) any securities issued or issuable with respect to any shares of Series A Preferred Stock or Common Stock referred to in clause (i) or
(ii) by way of stock dividend or stock split or in connection with any merger, consolidation or other reorganization or otherwise.

          SECTION 5.02 Availability of Rule 144. So long as there are Registration Shares (as defined in the Registration Rights Agreement) outstanding, the Company hereby covenants and agrees that it shall file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder, to the extent required from time to time to enable any holder of Registration Shares to sell such Registration Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 or any similar rule or regulation allowing such holders to sell without registration under the Securities Act, as such Rule may be amended from time to time; provided, however, that so long as there are Registration Shares outstanding, the Company shall continue to file such reports as may be required to satisfy the requirements of Rule 144(c) even if not required to do so pursuant to the Exchange Act.


                                       VI.

                                  MISCELLANEOUS

          SECTION 6.01 Expenses. Each party hereto will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions shall be consummated.

CUSIP No. 051629103                                      Page 22 of 44 Pages

          SECTION 6.02 Survival of Agreements. All covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the issuance, sale and delivery of the Shares pursuant hereto, and all statements contained in any certificate or other instru ment delivered by the Company hereunder shall be deemed to constitute representations and warranties made by the Company.

          SECTION 6.03 Brokerage. The Company, on the one hand, and the Purchasers, on the other hand, shall indemnify and hold harmless the other against and in respect of any claim for brokerage or other commissions relative to this Agreement or to the transactions contemplated hereby, based in any way on agreements, arrangements or understandings made or claimed to have been made by such party with any third party.

          SECTION 6.04 Parties in Interest. All covenants, agreements, representations and warranties contained in this Agreement by or on behalf of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

          SECTION 6.05 Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be sent by national overnight courier service or certified mail, return receipt requested, in each case with postage prepaid, addressed as follows:


(a) if to the Company, at 8000 Regency Parkway, Cary, North Carolina 27511, Attention: President; and

          (b) if to any Purchaser, to its address set forth on Schedule I hereto;

or, in any such case, at such other address or addresses as shall have been furnished in writing by such party to the others.

          SECTION 6.06 Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 6.07 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified or amended except in writing.


          SECTION 6.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

CUSIP No. 051629103                                      Page 23 of 44 Pages

          IN WITNESS WHEREOF, the Company and the Purchasers have executed this Agreement as of the day and year first above written.

                                              SEER TECHNOLOGIES, INC.



                                              By
                                              Name:
                                              Title:



                                              WELSH, CARSON, ANDERSON
                                               & STOWE VI, L.P.
                                              By WCAS VI Partners, L.P., General
                                               Partner



                                              By
                                              General Partner



                                              WCAS INFORMATION PARTNERS, L.P.
                                              By WCAS INFO Partners,
                                               General Partner



                                              By
                                                General Partner



                                                       *
                                              Patrick J. Welsh

CUSIP No. 051629103                                      Page 24 of 44 Pages

                                                       *
                                              Russell L. Carson



                                                       *
                                              Bruce K. Anderson



                                                       *
                                              Richard H. Stowe

CUSIP No. 051629103                                      Page 25 of 44 Pages


                                                       *
                                              Andrew M. Paul



                                                       *
                                              Thomas E. McInerney




                                              Laura VanBuren, individually
                                               and as attorney-in-fact*



                                                       *
                                              James B. Hoover



                                              DELAWARE CHARTER TRUST CO., as
                                               Trustee for the Benefit of the
                                               IRA Rollover of James B. Hoover


                                              By




                                                       *
                                              Robert A. Minicucci



                                                       *
                                              Anthony J. de Nicola

CUSIP No. 051629103                                      Page 26 of 44 Pages


                                              TRUST U/A DATED 11/26/84 for the
                                               Benefit of Eric Welsh (Carol
                                               Ann Welsh, Trustee)



                                              By

CUSIP No. 051629103                                      Page 27 of 44 Pages


                                              TRUST U/A DATED 11/26/84 for the
                                              Benefit of Randall Welsh (Carol
                                              Ann Welsh, Trustee)



                                              By


                                              TRUST U/A DATED 11/26/84 for the
                                              Benefit of Jennifer Welsh (Carol
                                              Ann Welsh, Trustee)



                                              By





                                              David F. Bellet



                                              REBOUL, MACMURRAY, HEWITT, MAYNARD
                                               & KRISTOL



                                              By

CUSIP No. 051629103                                      Page 28 of 44 Pages

                                                                      Schedule I
                      Series A Preferred Stock Purchasers

Name of Purchaser                                              Purchase Price

Welsh, Carson, Anderson & Stowe VI, L.P.                         $11,810,526

WCAS Information Partners, L.P.                                      141,128

Patrick J. Welsh                                                      70,566

TRUST U/A DATED 11/26/84 for the                                      10,079
  Benefit of Eric Welsh (Carol
  Ann Welsh, Trustee)

TRUST U/A DATED 11/26/84 for the                                      10,079
  Benefit of Randall Welsh (Carol
  Ann Welsh, Trustee)

TRUST U/A DATED 11/26/84 for the                                      10,079
  Benefit of Jennifer Welsh (Carol
  Ann Welsh, Trustee)

Russell L. Carson                                                    100,802

Bruce K. Anderson                                                    100,802

Richard H. Stowe                                                      40,314

Andrew M. Paul                                                        24,191

Thomas E. McInerney                                                   20,161

Laura VanBuren                                                         4,030

James B. Hoover                                                       30,240

CUSIP No. 051629103                                      Page 29 of 44 Pages


Delaware Charter Trust Co., as                                        10,079
  Trustee for the Benefit of the
  IRA Rollover of James B. Hoover

Robert A. Minicucci                                                   50,401

Anthony J. de Nicola                                                   6,044

David F. Bellet                                                       40,320

Reboul, MacMurray, Hewitt, Maynard                                    20,159
  & Kristol

                                                         TOTAL:  $12,500,000

CUSIP No. 051629103                                          Page 30 of 44 Pages

                                                                    EXHIBIT C

          PREFERRED STOCK PURCHASE AGREEMENT, dated as of April 27, 1998, among SEER TECHNOLOGIES, INC., a Delaware corporation (the "Company"), WELSH, CARSON, ANDERSON & STOWE VI, L.P., a Delaware limited partnership ("WCAS VI"), and the several other purchasers listed on Schedule I hereto (such other purchasers together with WCAS VI being herein referred to individually as a "Purchaser" and collectively the "Purchasers").

          WHEREAS, after giving effect to the filing of a Certificate of Designation of the Company in the form annexed hereto as Exhibit A (the "Certificate of Designation"), the Company shall designate shares of Series B Convertible Preferred Stock ("Series B Preferred Stock") from the Company's authorized 10,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock");

          WHEREAS, the Company wishes to issue and sell to the Purchasers shares of Series B Preferred Stock for an aggregate purchase price of $5,000,000 (the "Purchase Price"); and

          WHEREAS, the Purchasers wish to purchase said shares of Series B Preferred Stock, all on the terms and subject to the conditions hereinafter set forth;

          NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, the parties hereby agree as follows:


                                       1.

                           PURCHASE AND SALE OF SHARES

          SECTION 1.01 Issuance, Sale and Delivery of the Shares. On the Closing Date (as defined below), the Company shall issue and sell to the Purchasers, and each Purchaser shall purchase from the Company, the number of authorized but unissued shares of Series B Preferred Stock, rounded to the nearest whole share (said aggregate shares being purchased by the Purchasers being herein collectively called the "Shares"), obtained by dividing the amount set forth opposite the name of such Purchaser in Schedule I hereto under the heading "Purchase Price", by the Average Share Price (as defined below), and the Company shall issue and deliver to each Purchaser stock certificates in definitive form, registered in the name of such Purchaser, representing the Shares being purchased by such Purchaser hereunder.

          (a) The price per Share to be paid by each Purchaser on the Closing Date (the "Average Share Price") shall be determined by taking the average of the last reported sales price per share of Common Stock, par value $.01 per share ("Common Stock"), of the Company quoted by the National

CUSIP No. 051629103                                      Page 31 of 44 Pages

Association of Securities Dealers Automated Quotation System for the twenty (20) consecutive trading days beginning on April 13, 1998.

          (b) ______ As payment in full for the Shares being purchased by each Purchaser hereunder, and against delivery of the stock certificates therefor as aforesaid, on the Closing Date each Purchaser shall wire transfer to the account of the Company in immediately available funds the sum set forth opposite the name of such Purchaser in Schedule I hereto under the heading "Purchase Price".

          SECTION 1.02 Closing Date. The closing of the sale and purchase of the Shares shall take place at the offices of Reboul, MacMurray, Hewitt, Maynard & Kristol, 45 Rockefeller Plaza, New York, New York, at 10 a.m., New York time, on April 27, 1998, or at such other date and time as may be mutually agreed upon between the Purchasers and the Company (such date and time of closing being herein called the "Closing Date").


                                       2.

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

          The Company represents and warrants to the Purchasers as follows:

          SECTION 2.01 Organization, Qualifications and Corporate Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and is duly licensed or qualified to transact business as a foreign corporation and is in good standing in each jurisdiction in which the nature of its business or the ownership of its properties makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not have a material adverse effect on the operations or financial condition of the Company. The Company has the corporate power and authority to own and hold its properties and to carry on its business as currently conducted, to execute, deliver and perform this Agreement and to issue, sell and deliver the Shares.

                  SECTION 2.02 Authorization of Agreements, Etc.(a) The execution and delivery by the Company of this Agreement and the performance by the Company of its obligations hereunder have been duly authorized by all requisite corporate action and will not violate any provision of law, any order of any court or other agency of government, the Restated Certificate of Incorporation or By-laws of the Company, or any provision of any indenture, agreement or other instrument by which the Company or any of its subsidiaries or any of their respective properties or assets is bound, or conflict with, result in a breach of or constitute (with due notice or lapse of time or both) a default under any such indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of the Company or any of its subsidiaries.

CUSIP No. 051629103                                      Page 32 of 44 Pages

          (b) The Shares have been duly authorized and designated, and when issued in accordance with the terms of this Agreement, will be validly issued, fully paid and nonassessable shares of Series B Preferred Stock. The issuance, sale and delivery of the Shares are not subject to any preemptive rights of stockholders of the Company or to any right of first refusal or other similar right in favor of any person.

          SECTION 2.03 Validity. This Agreement has been duly executed and delivered by the Company and constitutes the legal, valid and binding obligation of the Company, enforceable in accordance with its terms.

          SECTION 2.04 Authorized Capital Stock. (a) On the date hereof, the authorized capital stock of the Company consists of 30,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock of which 2,094,143 shares are designated Series A Convertible Preferred Stock (the "Series A Preferred Stock"). After giving effect to the filing of the Certificate of Designation, a number of shares of Preferred Stock equal to 5,000,000 divided by the Average Share Price shall have been designated Series B Preferred Stock. As of the date hereof, immediately prior to giving effect to the purchase and sale of the Shares as contemplated hereby, 11,944,689 shares of Common Stock and 2,094,143 shares of Series A Preferred Stock are validly issued and outstanding, fully paid and nonassessable.

          (b) Except for the transactions contemplated herein or as set forth in the Company's Form 10-K for the 1997 fiscal year or the Company's Form 10-Q for the first quarter ended December 31, 1997 referred to in Section 2.06 hereof,
(i) no subscription, warrant, option, convertible security or other right (contingent or other) to purchase or acquire any shares of any class of capital stock of the Company is authorized or outstanding, (ii) there is not any commitment of the Company to issue any shares, warrants, options or other such rights or to distribute to holders of any class of its capital stock any evidences of indebtedness or assets, and (iii) the Company has no obligation (contingent or other) to purchase, redeem or otherwise acquire any shares of its capital stock or any interest therein or to pay any dividend or make any other distribution in respect thereof.

          SECTION 2.05 Financial Statements. The Company has heretofore furnished to the Purchasers: (i) the audited consolidated balance sheet of the Company and its subsidiaries as of September 30, 1997, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended, certified by Coopers & Lybrand L.L.P., independent certified public accountants, and (ii) the unaudited consolidated balance sheet of the Company and its subsidiaries as of December 31, 1997, and the related unaudited consolidated statements of operations, changes in stockholders' equity and cash flows for the three month period then ended, certified by the principal finan cial officer of the Company. All such financial statements (including any related schedules and/or notes, if any) are complete and correct in all material respects and have been prepared in accordance with generally accepted accounting principles consistently applied. Each such balance sheet fairly and accurately presents the financial position of the Company and its subsidiaries as of its date, and each of said statements of operations, changes in stockholders' equity and cash flows fairly and accurately presents

CUSIP No. 051629103                                      Page 33 of 44 Pages

the results of operations of the Company and its subsidiaries for the period covered thereby, subject, in the case of unaudited financial statements, to normal year-end adjustments which are not, in the aggregate, material. Since December 31, 1997, neither the business, operations, property nor financial condition of the Company and its subsidiaries, taken as a whole, have been materially adversely affected by any occurrence or development known to the Company, whether or not insured against.

          SECTION 2.06 Disclosure. Neither the Company's Annual Report on Form 10-K for the year ended September 30, 1997 nor its Quarterly Report on Form 10-Q for the first quarter ended December 31, 1997 contains any untrue statement of material fact, or omits to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. Neither this Agreement nor any of the schedules, attachments, written statements, documents, certificates or other items delivered by the Company to the Purchasers pursuant to this Agreement contain any untrue statement of material fact, or omit to state any material fact necessary in order to make the statements contained therein, in light of the circumstances under which they were made, not misleading. The Company has furnished the Purchasers with an accurate and complete copy of its annual report on Form 10-K for the 1997 fiscal year and of all other reports or documents required to be filed by the Company pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder (the "Exchange Act"), since the filing of the most recent annual report to its stockholders. The Company has made all filings with the Securities and Exchange Commission (the "Commission") that it has been legally required to make. Except as disclosed in Schedule 2.06 attached hereto, the Company has not received any request from the Commission to file any amendment or supplement to any of the reports described in this Section 2.06.

          SECTION 2.07 Actions Pending. Except as set forth in the Company's Form 10-K for the 1997 fiscal year or the Company's Form 10-Q for the first quarter ended December 31, 1997 referred to in Section 2.06 hereof, there is no action, suit, proceeding or, to the knowledge of the Company, investigation pending or, to the knowledge of the Company, threatened against or affecting the Company or any of its subsidiaries or any of their respective properties or rights before any court or by or before any governmental body or arbitration board or tribunal, the outcome of which might result in any material adverse effect on the business, prospects, operations, property or financial condition of the Company or any of its subsidiaries, taken as a whole. To the knowledge of the Company, there does not exist any basis for any such action, suit, investigation or proceeding.


                                      III.

                REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

          Each Purchaser represents and warrants to the Company that it is acquiring the Shares being purchased by it hereunder for its own account for the purpose of investment and not with a view to, or for sale in connection with, any distribution thereof. Each Purchaser further represents that it

CUSIP No. 051629103                                      Page 34 of 44 Pages

understands that (i) the Shares have not been registered under the Securities Act of 1933, as amended (the "Securities Act"), by reason of their issuance in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof, (ii) the Shares must be held indefinitely unless a subsequent disposition thereof is registered under the Securities Act or is exempt from such registration, (iii) the Shares will bear a legend to such effect and (iv) the Company will make a notation on its transfer books to such effect. Each Purchaser further understands that the exemption from registration afforded by Rule 144 under the Securities Act depends on the satisfaction of various conditions and that, if applicable, Rule 144 affords the basis of sales of the Shares (or of the shares of Common Stock issuable upon conversion thereof) in limited amounts under certain conditions. Each Purchaser acknowledges that it has had a full opportunity to request from the Company to review and has received all information deemed relevant in making a decision to enter into this Agreement and consummate the transactions contemplated hereby.

                                       IV.

                          CONDITIONS TO THE OBLIGATIONS
                        OF THE PURCHASERS AND THE COMPANY

          SECTION 4.01 Conditions to the Obligations of the Purchasers. The obligation of each Purchaser to purchase and pay for the Shares being purchased by it hereunder on the Closing Date is, at its option, subject to the satisfaction, on or before such date, of the following conditions:

                  (a) Representations and Warranties to be True and Correct. The representations and warranties contained in Article II hereof shall be true and correct on and as of the Closing Date with the same force and effect as though such representations and warranties had been made on and as of such date, and the Company shall have certified to such effect to the Purchasers in writing.

                  (b) Performance. The Company shall have performed and complied with all agreements and conditions contained herein required to be performed or complied with by it prior to or at the Closing Date, and the Company shall have certified to such effect to the Purchasers in writing.

                  (c) Credit Line Agreement. The $12,500,000 Credit
         Agreement (the "Credit Agreement"), dated as of July 15, 1996, as amended by that certain First Amendment To Credit Agreement, dated as of March 27, 1997, between the Company and NationsBank, N.A., a national banking association ("NationsBank"), shall have been increased by $4,500,000 (the "Increased Amount") to $17,000,000 and shall be in full force and effect and the Second Amendment To Credit Agreement (the "Second Amendment To Credit Agreement") between the Company and NationsBank shall have been executed and delivered by the Company and NationsBank and shall be in full force and effect.

CUSIP No. 051629103                                      Page 35 of 44 Pages

                  (d) Guaranty Agreement. The Agreement (the "Second Guaranty Agreement") between the Company and WCAS VI pursuant to which (i) WCAS VI shall agree to execute a guaranty in connection with the Increased Amount and certain liabilities and obligations (the "Hedge Amount") of the Company to NationsBank or one of its affiliates pursuant to "Hedge" Agreements for an additional aggregate amount of $5,000,000 in order to protect and enhance its existing substantial equity investment in the Company and to induce NationsBank to increase the funds available under the Credit Agreement, and (ii) the Company shall agree to issue to WCAS VI in recognition for the additional financial risk assumed by WCAS VI in guaranteeing the Increased Amount and the Hedge Amount (and not as compensation or a payment for any services or otherwise in connection with the pursuit of a trade or business) 30,000 shares (the "Additional Guaranty Shares") of Common Stock, shall have been executed and delivered by the Company and shall be in full force and effect.

                  (e) Additional Guaranty Shares. The Additional Guaranty Shares shall have been issued and delivered to WCAS VI pursuant to the Second Guaranty Agreement.

                  (f) Extension of Revolver. The maturity date of the Loan and Security Agreement, dated as of March 26, 1997, between the Company and Greyrock Business Credit, a division of NationsCredit Commercial Corporation, shall have been extended until at least one year from the Closing Date.

                  (g) Certificate of Designation. The Certificate of Designation shall have been adopted by the Company by all necessary action of the Board of Directors, and shall have been duly filed with the Secretary of State of Delaware and become legally effective.

                  (h) All Proceedings to be Satisfactory. All corporate and other proceedings to be taken by the Company in connection with the transactions contemplated hereby and all documents incident thereto shall be satisfactory in form and substance to the Purchasers and the Purchasers shall have received all such counterpart originals or certified or other copies of such documents as it may reasonably request, including, without limitation, certified copies of the resolutions of the Board of Directors of the Company approving and authorizing the execution, delivery and per formance of this Agreement and the issue, sale and delivery of the Shares.

          All such documents shall be satisfactory in form and substance to the Purchasers.

          SECTION 4.02 Conditions to the Obligations of the Company. The obligation of the Company to sell the Shares on the Closing Date is, at its option, subject to the satisfaction, on or before the Closing Date, of the following conditions:

                  (a) Increased Credit Agreement. The Credit Agreement shall have been amended to reflect the Increased Amount and shall be in full force and effect.

CUSIP No. 051629103                                      Page 36 of 44 Pages

                  (b) Guaranty Agreement. The Second Guaranty Agreement shall have been executed and delivered by WCAS VI and shall be in full force and effect.

                  (c) Guaranty. The Amended and Restated Guaranty (the
         "Amended Guaranty") by WCAS VI in favor of NationsBank shall have been executed and delivered and shall be in full force and effect.

                  (d) Certificate of Designation. The Certificate of Designation shall have been adopted by the Company by all necessary action of the Board of Directors, and shall have been duly filed with the Secretary of State of Delaware and become legally effective.


                                       V.

                            COVENANTS OF THE COMPANY

          SECTION 5.01 Certain Registration Rights. The Company hereby affirms and agrees that the registration rights granted to the Purchasers and certain other stockholders of the Company as set forth in Section 12 of the Preferred Stock Purchase Agreement dated as of March 7, 1990, among the Company and International Business Machines, CS First Boston Securities Corporation and the other parties named therein, as amended by, among other things, the Securities Purchase Agreement dated as of September 30, 1994, among the Company, WCAS Capital Partners II, L.P and the several securityholders named in Annexes I and II thereto and the Preferred Stock Purchase Agreement, dated as of July 31, 1996, among the Company, WCAS VI and the several other purchasers named in
Schedule I thereto (said Section 12, as amended, herein referred to as the "Registration Rights Agreement"), shall be deemed to continue in full force and effect, provided, however, that the term "Registration Shares" shall be modified to include (i) any shares of Common Stock issuable upon conversion of the shares of Series B Preferred Stock issued to the Purchasers pursuant to this Agreement,
(ii) any shares of Common Stock issued to WCAS VI pursuant to the Second Guaranty Agreement, and (iii) any securities issued or issuable with respect to any shares of Series B Preferred Stock or Common Stock referred to in clause (i) or (ii) by way of stock dividend or stock split or in connection with any merger, consolidation or other reorganization or otherwise.

          SECTION 5.02 Availability of Rule 144. So long as there are Registration Shares (as defined in the Registration Rights Agreement) outstanding, the Company hereby covenants and agrees that it shall file the reports required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations adopted by the Commission thereunder, to the extent required from time to time to enable any holder of Registration Shares to sell such Registration Shares without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 or any similar rule or regulation allowing such holders to sell without registration under the Securities Act, as such Rule may be amended from time to time; provided, however, that so long as there are Registration Shares outstanding, the Company shall

CUSIP No. 051629103                                      Page 37 of 44 Pages

continue to file such reports as may be required to satisfy the requirements of Rule 144(c) even if not required to do so pursuant to the Exchange Act.

          SECTION 5.03 Payment on Credit Agreement and Reduction of Guaranty. The Company hereby affirms and agrees that, in the event either (a) it issues equity securities, in addition to those outstanding immediately after the consummation of the transactions contemplated in this Agreement, that have a value of $5,000,000 or more or (b) it enters into a contractual agreement for providing services pursuant to which it receives an advance payment of $5,000,000 or more, it shall use at least $5,000,000 of such funds to permanently reduce its Commitment (as defined in the Credit Agreement) under the Credit Agreement (as amended by the Second Amendment To Credit Agreement).

          In the event that either (a) or (b) above occurs, the Company shall use its best efforts to assist WCAS VI in reducing the Guaranty (as amended by the Amended Guaranty) issued in connection with the Credit Agreement by at least $5,000,000.


                                       VI.

                                  MISCELLANEOUS

          SECTION 6.01 Expenses. Each party hereto will pay its own expenses in connection with the transactions contemplated hereby, whether or not such transactions shall be consummated.

          SECTION 6.02 Survival of Agreements. All covenants, agreements, representations and warranties made herein shall survive the execution and delivery of this Agreement and the issuance, sale and delivery of the Shares pursuant hereto, and all statements contained in any certificate or other instru ment delivered by the Company hereunder shall be deemed to constitute representations and warranties made by the Company.

          SECTION 6.03 Brokerage. The Company, on the one hand, and the Purchasers, on the other hand, shall indemnify and hold harmless the other against and in respect of any claim for brokerage or other commissions relative to this Agreement or to the transactions contemplated hereby, based in any way on agreements, arrangements or understandings made or claimed to have been made by such party with any third party.

          SECTION 6.04 Parties in Interest. All covenants, agreements, representations and warranties contained in this Agreement by or on behalf of the parties hereto shall bind and inure to the benefit of the respective successors and assigns of the parties hereto whether so expressed or not.

          SECTION 6.05 Notices. All notices, requests, consents and other communications hereunder shall be in writing and shall be sent by national overnight courier service or certified mail, return

CUSIP No. 051629103                                      Page 38 of 44 Pages

receipt requested, in each case with postage prepaid, addressed as follows:

               (a) if to the Company, at 8000 Regency Parkway, Cary, North Carolina 27511, Attention: President; and

               (b) if to the Purchasers, to their addresses as set forth on
     Schedule I hereto;

or, in any such case, at such other address or addresses as shall have been furnished in writing by such party to the others.

          SECTION 6.06 Law Governing. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

          SECTION 6.07 Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof and may not be modified or amended except in writing.

          SECTION 6.08 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

CUSIP No. 051629103                                      Page 39 of 44 Pages

          IN WITNESS WHEREOF, the Company and the Purchasers have executed this Agreement as of the day and year first above written.

                                              SEER TECHNOLOGIES, INC.



                                              By
                                              Name:
                                              Title:



                                              WELSH, CARSON, ANDERSON
                                               & STOWE VI, L.P.
                                              By WCAS VI Partners, L.P., General
                                               Partner



                                              By
                                               General Partner



                                              WCAS INFORMATION PARTNERS, L.P.
                                              By WCAS INFO Partners,
                                               General Partner



                                              By
                                               General Partner



                                                       *
                                              Patrick J. Welsh

CUSIP No. 051629103                                      Page 40 of 44 Pages

                                                       *
                                              Russell L. Carson







                                                       *
                                              Bruce K. Anderson



                                                       *
                                              Richard H. Stowe




                                                       *
                                              Andrew M. Paul



                                                       *
                                              Thomas E. McInerney




                                              Laura VanBuren, individually
                                                and as attorney-in-fact*



                                                       *
                                              James B. Hoover
                                              DELAWARE CHARTER TRUST CO., as
                                               Trustee for the Benefit of the
                                               IRA Rollover of James B. Hoover

CUSIP No. 051629103                                      Page 41 of 44 Pages

                                              By



                                                       *
                                              Robert A. Minicucci



                                                       *
                                              Anthony J. de Nicola



                                              TRUST U/A DATED 11/26/84 for the
                                               Benefit of Eric Welsh (Carol
                                               Ann Welsh, Trustee)



                                              By


                                              TRUST U/A DATED 11/26/84 for the
                                               Benefit of Randall Welsh (Carol
                                               Ann Welsh, Trustee)



                                              By


                                              TRUST U/A DATED 11/26/84 for the
                                               Benefit of Jennifer Welsh (Carol
                                               Ann Welsh, Trustee)



                                              By




                                              David F. Bellet

CUSIP No. 051629103                                      Page 42 of 44 Pages


                                              REBOUL, MACMURRAY, HEWITT, MAYNARD
                                               & KRISTOL



                                              By

CUSIP No. 051629103                                      Page 43 of 44 Pages


                                                                      Schedule I
                       Series B Preferred Stock Purchasers

Name of Purchaser                                                 Purchase Price

Welsh, Carson, Anderson & Stowe VI, L.P.                             $ 4,724,210

WCAS Information Partners, L.P.                                           56,451

Patrick J. Welsh                                                          28,226

TRUST U/A DATED 11/26/84 for the                                           4,032
  Benefit of Eric Welsh (Carol Ann Welsh, Trustee)

TRUST U/A DATED 11/26/84 for the                                           4,032
  Benefit of Randall Welsh (Carol Ann Welsh, Trustee)

TRUST U/A DATED 11/26/84 for the                                           4,032
  Benefit of Jennifer Welsh (Carol Ann Welsh, Trustee)

Russell L. Carson                                                         40,321

Bruce K. Anderson                                                         40,321

Richard H. Stowe                                                          16,126

Andrew M. Paul                                                             9,676

Thomas E. McInerney                                                        8,064

Laura VanBuren                                                             1,612

James B. Hoover                                                           12,096

Delaware Charter Trust Co., as Trustee for                                 4,032
  the Benefit of the IRA Rollover of James B. Hoover

Robert A. Minicucci                                                       20,160

Anthony J. de Nicola                                                       2,418

CUSIP No. 051629103                                      Page 44 of 44 Pages

[S]     [C]    [C]    [C]    [C]    [C]    [C]

David F. Bellet                                                           16,128

Reboul, MacMurray, Hewitt, Maynard & Kristol                               8,064
                                                                           -----

TOTAL:                                                                $5,000,000